 Exhibit 99.1

Inventiva announces Repayment of EIB Loans, Repurchase of a portion of EIB Warrants and the Issuance of the first two tranches under New Debt Financing

•	Repaid in full the existing EIB Loans[1] in an amount of approximately €62 million and completed repurchase of all 2,266,023 existing EIB Tranche A Warrants and 700,000 of existing EIB Tranche B Warrants[2] (corresponding to approximately 22.7 million Underlying Shares) for a repurchase price of €50 million

•	Issued the Tranche A Convertible Bonds (€35 million) and the Tranche B Amortized Bonds (€40 million), for an initial aggregate drawdown of €75 million under the Debt Financing Transaction[3] with funds and accounts managed by BlackRock and Claret Capital Partners

Daix (France), New York City (New York, United States), June 12, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the completion, on June 12, 2026, of the following key steps of the transactions previously announced on June 2, 2026 (the “Combined Transaction”): (i) the repayment in full of the EIB Loans and the repurchase of a portion of the existing EIB Warrants; and (ii) the issuance of the Tranche A Convertible Bonds and the Tranche B Amortized Bonds, together with the Lenders’ Warrants, under the Debt Financing Transaction for net proceeds of €71,298,750.

These steps follow the closing of the previously announced registered offering of 27,272,727 American Depositary Shares (“ADSs”) at an offering price of $4.40 per ADS, which settled on June 5, 2026 (the “Equity Offering”).

1 The Company previously entered into a Finance Contract with the European Investment Bank (the “EIB”), dated May 16, 2022 (the “EIB Finance Contract”), pursuant to which the EIB made available to the Company loans of up to €50.0 million, in two equal tranches of €25 million each. Such loans are collectively referred to as the "EIB Loans".

2 In connection with the EIB Finance Contract, the Company entered into a warrant subscription agreement with the EIB dated July 1, 2022, which agreement was amended on August 12, 2022 and June 11, 2024 (the "Warrants Agreement"), pursuant to which the Company issued 2,266,023 warrants to the EIB on November 28, 2022 in connection with the funding of Tranche A of the EIB Loans (the “EIB Tranche A Warrants”), each at an exercise price of €4.02 per warrant, and (ii) 3,144,654 warrants to the EIB on January 4, 2024 in connection with the funding of Tranche B of the EIB Loans (the “EIB Tranche B Warrants”), each at an exercise price of €3.95 per warrant. Each warrant issued under the Warrants Agreement with the EIB had a subscription price of €0.01 and, as originally issued, entitled the EIB to subscribe for one ordinary share of the Company. The EIB Tranche A Warrants and the EIB Tranche B Warrants are collectively referred to as the "EIB Warrants".

3 As announced, on June 2, 2026, the Company entered into a Subscription Agreement with the Lenders (as defined below) as a new debt financing arrangement to replace the outstanding EIB Loans, as further described below. The transactions contemplated by the Subscription Agreement are collectively referred to as the Debt Financing Transaction.

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EIB Transactions

On June 12, 2026, pursuant to the Master Agreement entered into with the EIB on June 1, 2026, and following the satisfaction of the applicable conditions (including the completion of a debt or equity financing in a minimum amount of €90 million, satisfied upon the closing of the Equity Offering), the Company:

•	prepaid in full all outstanding amounts under the EIB Loans (including principal and accrued interest), for an aggregate amount of €62,204,435.60[4]; and

•	repurchased and cancelled all of the EIB Tranche A Warrants and 700,000 of the EIB Tranche B Warrants, corresponding to approximately 22.7 million EIB Underlying Shares, for an aggregate repurchase price of €50 million.

The Remaining EIB Warrants will be surrendered for cancellation upon issuance of the New EIB Warrants, subject to approval by the general meeting of the Company’s shareholders, which the Company currently expects to be held on June 30, 2026, or, if such approval is not obtained at such meeting, at a subsequent general meeting of shareholders to be held no later than October 31, 2026.

Issuance of Tranches A and B as part of the Debt Financing Transaction

On June 12, 2026, pursuant to the Subscription Agreement entered into on June 2, 2026 with funds and accounts managed by BlackRock and Claret Capital Partners (together, the “Lenders”), and following the satisfaction of the applicable closing conditions (including (i) the completion of an equity financing of at least €90 million, which was satisfied by the Equity Offering, and (ii) the repayment of the EIB Loans), the Company issued the first two tranches of the Debt Financing Transaction, for initial gross proceeds of €75 million:

•	Tranche A: €35 million of senior secured convertible bonds with a par value of €1 each (the “Convertible Bonds”); and

•	Tranche B: €40 million of senior secured amortized bonds with a par value of €100,000 each (the “Amortized Bonds”).

In accordance with the terms and conditions of the Issue Agreement for the Tranche A Convertible Bonds, the conversion price of the Convertible Bonds (the “Conversion Price”) has been set at €5.2893, equal to a premium of 40% applied on the euro-equivalent offering price per Ordinary Share, represented by each ADS sold in the Equity Offering (being €3.7781). The Conversion Price was subject to a minimum equal to the 30-day VWAP immediately prior to the issuance date, being €4.1108 and the minimum price per the Company’s current authorizations, being €2.7943.

On the basis of the Conversion Price, each Convertible Bond (par value €1) is convertible into 0.18907 new Ordinary Share (the “Conversion Ratio”), equal to the par value of €1 divided by the Conversion Price. The Conversion Ratio is subject to standard adjustments in certain cases, as described in the terms and conditions of the Convertible Bonds.

Investors are invited to refer to the information set out in the press release dated June 2, 2026 regarding the Company’s expectations regarding its cash resources following the completion of the Equity Offering, the Debt Financing Transaction and the EIB Transactions.

4 The final amount repaid reflects accrued interest until June 12, 2026. The EIB agreed to waive the early pre-payment fees that would otherwise have come due under the EIB Finance Contract for the EIB Loan Repayment

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Issuance and Exercise Price of the Lenders’ Warrants

Concurrently with the issuance of the Tranche A and Tranche B bonds, on June 12, 2026 (the “Warrants Issuance Date”), the Company issued to the Lenders, the Lenders’ Warrants (bons de souscription d’actions), giving the Lenders the right initially to subscribe to one Ordinary Share per Lender’s Warrant, subject to usual adjustment. In accordance with the terms and conditions of the Warrants Issue Agreement among the Company and the Lenders, the exercise price of the Lenders’ Warrants (the “Exercise Price”) has been set at €4.1559, equal to a 10% premium to the euro-equivalent price per Ordinary Share represented by each ADS sold in the Equity Offering (being €3.7781).

On the basis of the Exercise Price, the Company issued the Lenders’ Warrants based on the following terms:

•	1,624,196 Tranche A/B Lenders’ Warrants, representing €6.75 million worth of Ordinary Shares, determined by dividing €6.75 million by the Exercise Price.

•	661,709 Tranche C Lenders’ Warrants, representing €2.75 million worth of Ordinary Shares, determined by dividing €2.75 million by the Exercise Price.

Tranche A/B Lenders’ Warrants are exercisable upon the issuance of the Tranche A Convertible Bonds and the Tranche B Amortized Bonds.

Tranche C Lenders’ Warrants are only exercisable upon any future drawdown of Tranche C Amortized Bonds5.

The Lender's Warrants are exercisable until prior to the earlier of (i) the tenth anniversary of the Warrants' Issuance Date or (ii) the date of successful closing of a public bid made directly to the shareholders of the Company in accordance with Sections 14(d) and 14(e) of the U.S. Securities Exchange Act of 1934, as amended.

Settlement

None of the securities issued in the Debt Financing Transaction will be admitted to trading or admitted to Euroclear. As soon as any shares are issued upon conversion of the Convertible Bonds or exercise of the Lenders’ Warrants, they will be automatically assimilated to the existing Ordinary Shares and admitted to trading on Euronext Paris under ISIN code FR0013233012.

Next publication / event

•	Annual general meeting – June 30, 2026

5 Under the Company’s Subscription Agreement with the Lenders, the issuance of the Tranche C Amortized Bonds of up to €55.0 million is conditioned upon, among other things, (a) the prior and full issuance of Tranche A Convertible Bonds and the Tranche B Amortized Bonds, (b) compliance with a maximum debt-to-market capitalization ratio of 10% based on a 30-day volume-weighted average price, which market capitalization includes the Company's ordinary shares and the pre-funded warrants issued in the structured equity financing of up to €348.0 million announced on October 14, 2024 (the “Structured Financing”), (c) the Company’s achievement of the primary composite endpoint of its ongoing NATiV3 trial and (d) the exercise of the warrants issued in the second tranche of the Structured Financing (the “T3 Warrants”) or any other equity raise of not less than €100.0 million. Tranche C Amortized Bonds may be issued in one issuance of no less than €10.0 million each, during a subsequent issuance period that shall be no later than February 28, 2027.

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About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Pascaline Clerc: media@inventivapharma.com Mark Corbae: inventivapr@icrhealthcare.com	Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding its ability to execute the Combined Transaction in whole or in part and the timing thereof, including the replacement of existing EIB Tranche B Warrants, any approval of Inventiva’s shareholders required by the Combined Transaction, including the expect timing of any such required approval and the impacts of Inventiva’s failure to obtain such approval. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to the product candidate that the clinical trial results will be available on the anticipated timeline, that future clinical trials will be initiated as anticipated, that the product candidate will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, Inventiva’s ability to satisfy in part or in full the conditions for the Combined Transactions, on the expected timing or at all, and whether, when and to what extent the securities issued in the Combined Transactions, as well as any other dilutive instruments may be exercised, and by which holders, Inventiva’s ability to obtain shareholder approvals required by the Combined Transaction, Inventiva’s ability to comply with the terms of the Subscription Agreement with the Lenders and related debt financing documents, the potential exercise of warrants, including the T3 Warrants, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidate, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidate may cause adverse drug reactions or have other properties that could delay or prevent its regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given the risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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